Exhibit 4

TO:	Caisse des dépôts et consignations
56, rue de Lille
75007 Paris, France

FROM:	Disney Enterprises, Inc.
500 South Buena Vista
Burbank, California 91521
United States of America

September 29, 1999

Re:	Disneyland Paris—Ongoing Interest of Disney Enterprises, Inc. (formerly, The
Walt Disney Company)

Ladies and Gentlemen:

1. We refer to the Loan Agreements (Contrats de Prêt, hereafter referred to as the “New CDC Loan Agreements”) dated today between Euro Disney S.C.A. (“Euro Disney S.C.A.”) and Caisse des Dépôts et Consignations (“CDC”).

2. For purposes of this letter, the following terms shall have the following respective meanings:

“Adjusted Share Capital” means, at any time, the excess of (a) the number of equity securities issued by Euro Disney S.C.A. at such time and granting their holders voting rights in general meetings of shareholders of Euro Disney S.C.A. over (b) the number of shares of Euro Disney S.C.A. issued, after the definitive realization of the Capital Increase and until such time, by reason of (i) the conversion of all or any Convertible Bonds or of any capital securities or securities granting a right to capital securities issued in exchange for the Convertible Bonds, (ii) the exercise of share subscription options granted or to be granted to employees and officers of the Euro Disney Group in accordance with articles 208-1 et seq. of the law of 24th July, 1966 on commercial companies and (iii) the exercise of the share subscription warrants attached to the OBSAs and of the Bonus Warrants.

“Bonus Warrants” means the bonus share subscription warrants issued to the shareholders of Euro Disney S.C.A. pursuant to the tenth resolution of the shareholders of Euro Disney S.C.A. passed at the extraordinary meeting held on 8th June, 1994.

“Capital Increase” means the increase in capital of Euro Disney S.C.A. for a gross amount of FF 5,950,289,940 (Five Billion Nine Hundred Fifty Million Two Hundred Eighty-Nine Thousand Nine Hundred Forty French Francs) pursuant to a resolution of its shareholders passed on 8th June, 1994 and in respect of which a notice was published in the Bulletin des Annonces Légales Obligatoires dated 13th June, 1994.

“Convertible Bonds” means the bonds convertible into shares issued by Euro Disney S.C.A. in June 1991 in a principal amount of FF 3,969,000.

“OBSAs” means the bonds with share warrants, the issue of which has been decided by the 9th resolution of the extraordinary general meeting of the shareholders of Euro Disney S.C.A. held on 8th June, 1994.

3. We hereby irrevocably undertake, from the date on which Euro Disney S.C.A. shall first borrow funds under the New CDC Loan Agreements until the date on which (i) all sums due to CDC under the New CDC Loan Agreements shall have been fully repaid or paid; (ii) all other obligations under the New CDC Loan Agreements shall have been fully performed by Euro Disney S.C.A.; and (iii) all commitments of CDC under the New CDC Loan Agreements shall have terminated (the “New CDC Loan Agreements Final Date”), and notwithstanding any event of default or potential event of default under the New CDC Loan Agreements, not to cease directly or indirectly holding at any time the number of fully paid up shares set forth below:

After 10th June, 2004 and until the New CDC Loan Agreements Final Date, a number of shares equal to not less than 16.67% of the Adjusted Share Capital of Euro Disney S.C.A. on the relevant date.

4. (a) This letter and the rights and obligations of the parties hereunder shall be construed in accordance with and be governed by the laws of the State of New York without regard to the conflict of law principles thereof. Any legal action or proceeding against us with respect to this letter shall be brought exclusively in the courts of the State of New York or of the United States for the Southern District of New York, and by execution and delivery of this letter we hereby irrevocably accept the jurisdiction of the aforesaid courts.

    (b) We hereby irrevocably waive any objection which we may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this letter brought in the courts referred to in paragraph (a) above and hereby further irrevocably waive and agree not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

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This letter is furnished in the English language by us to you in connection with the Loan Agreements and is solely for the benefit of CDC.

Very truly yours,

Disney Enterprises, Inc.

by: /s/ Sanford M. Litvack

Agreed and accepted by

Caisse des Dépôts et Consignations

by: /s/ Daniel Lebègue

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